Exhibit 99.1

BETA BETEILIGUNGS UND BESITZ GMBH

FINANCIAL REPORT

for the financial year ended December 31, 2025 and 2024

BETA BETEILIGUNGS UND BESITZ GMBH

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Beta Beteiligungs und Besitz GmbH

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Beta Beteiligungs und Besitz GmbH and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2025 and 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/J&S Associate PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

June 30, 2026

BETA BETEILIGUNGS UND GMBH

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
	US$	US$
ASSETS
Current asset:
Cash and cash equivalents	$1,321,981	$702,936
Trade receivable, net	1,799,810	1,530,974
Prepayments and other current assets	986,413	709,122
Current tax assets	6,141	-
Amount due from ultimate holding company	-	3,152,226
Inventories	7,534,712	5,384,822

Total current assets	11,649,057	11,480,080

Non-current assets:
Property, plant and equipment, net	317,023	306,503
Held for sale assets	-	129,679
Operating lease right-of-use assets, net	620,306	531,975
Finance lease right-of-use assets, net	118,714	140,720
Intangible assets, net	26,214	23,302
Investments in pension insurance policies	165,063	136,456

Total non-current assets	1,247,320	1,268,635

TOTAL ASSETS	$12,896,377	$12,748,715

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payable, Third party	$1,248,875	$1,895,773
Trade payable, Related party	2,178,122	4,101,301
Other payable and accruals	590,908	1,184,336
Contract liabilities	3,247,941	1,570,755
Amount due to ultimate holding company	2,619,250	-
Operating lease liabilities, current portion	262,885	182,211
Finance lease liabilities, current portion	55,591	55,492
Current tax liabilities	35,041	395,412
Bank overdraft	2,011,336	2,402,951

Total current liabilities	12,249,949	11,788,231

Non-current liabilities:
Operating lease liabilities, non-current portion	357,420	349,764
Finance lease liabilities, non-current portion	70,052	107,955

Total non-current liabilities	427,472	457,719

TOTAL LIABILITIES	12,677,421	12,245,950

Commitments and contingencies (Note 21)	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, issued and outstanding as of December 31, 2025 and 2024	10,585	10,585
Exchange reserve	193,108	141,415
Capital reserve	529,229	529,229
Accumulated losses	(513,966)	(178,464)
Total shareholders’ equity attributable to Beta Beteiligungs und GmBH	218,956	502,765

Shareholders’ equity	218,956	502,765

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,896,377	12,748,715

The accompanying notes are an integral part of these consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2025	2024
	US$	US$
Revenue	21,877,789	25,314,281
Cost of revenue	(11,511,566)	(15,669,831)
Gross profit	10,366,223	9,644,450

Operating expenses
Finance costs	(213,467)	(411,735)
General and administrative expenses	(10,777,027)	(13,148,848)
	(10,990,494)	(13,560,583)

LOSS FROM OPERATION	(624,271)	(3,916,133)

Other income:
Other income, net	330,347	3,555,196
Total other income, net	330,347	3,555,196

LOSS BEFORE INCOME TAXES	(293,924)	(360,937)

Income tax expense	(41,578)	(3,356)

NET LOSSES	(335,502)	(364,293)

Other comprehensive loss:
Net loss	(335,502)	(364,293)
Foreign currency adjustment loss	-	-

COMPREHENSIVE LOSSES	(335,502)	(364,293)

Comprehensive losses attributable to Beta Beteiligungs und GmBH	$(335,502)	(364,293)

The accompanying notes are an integral part of these consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Ordinary shares	Exchange	Capital	Retained earnings/ (accumulated	Total Shareholders’
	Amount	reserve	reserve	losses)	equity
Balance as of January 1, 2024	$10,585	143,174	529,229	185,829	868,817

Foreign currency translation adjustment	-	(1,759)	-	-	(1,759)

Net income for the year	-	-	-	(364,293)	(364,293)

Balance as of December 31, 2024	$10,585	141,415	529,229	(178,464)	502,765

Balance as of January 1, 2025	$10,585	141,415	529,229	(178,464)	502,765

Foreign currency translation adjustment	-	51,693	-	-	51,693

Net income for the year	-	-	-	(335,502)	(335,502)

Balance as of December 31, 2025	$10,585	193,108	529,229	(513,966)	218,956

The accompanying notes are an integral part of these consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net Losses	$(335,502)	$(364,293)

Adjustments to reconcile net losses to net cash provided by (used in) operating activities
(Reversal)/Allowance for credit loss	(25,263)	2,531
Depreciation on property, plant and equipment	108,392	138,120
Gain on disposal of property, plant and equipment	(9,303)	-
Gain on disposal of held for sale assets	(17,574)	-
Depreciation on investment properties	-	2,018
Amortization on intangible assets	-	16,984
Fair value change of investment in pension insurance policies	(11,186)	(22,976)
Amortization on right-of-use assets – operating lease	294,052	303,348
Amortization on right-of-use assets – finance lease	58,803	33,308
Change in operating assets and liabilities:
Trade receivables	(47,549)	384,233
Inventories	(1,429,649)	1,796,418
Other receivables, deposit and prepayment	561,887	354,242
Trade payables	(3,212,819)	5,060,032
Other payables and accrued expenses	(717,603)	(430,729)
Advance to supplier	(744,518)	(25,272)
Operating leases	(294,054)	(303,348)
Contract liabilities	1,433,377	(859,615)
Current tax assets	(5,944)	-
Current tax liabilities	(396,618)	(535,553)
Net cash provided by (used in) operating activities	(4,791,071)	5,549,448

Cash flows from investing activities:
Acquisition of property, plant and equipment	(96,818)	(63,025)
Proceeds from disposal of property, plant and equipment	26,104	-
Proceeds from disposal of investment property	158,771	-
Net cash provided by (used in) investing activities	88,057	(63,025)

Cash flows from financing activities:
Proceeds from short term borrowings	-	225,420
Repayment of short term borrowings	(669,644)	-
Advance from (repayment to) the ultimate holding co	5,967,391	(5,635,152)
Repayment of financing leases	(68,889)	(26,764)
Net cash provided by (used in) financing activities	5,228,858	(5,436,496)

Foreign currency translation adjustment	93,201	(47,747)

Net change in cash, cash equivalents and restricted cash	619,045	2,180

BEGINNING OF YEAR	702,936	700,756

END OF YEAR	$1,321,981	$702,936

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Initial recognition of operating right-of-use assets and lease liabilities	315,213	-
Initial recognition of financing right-of-use assets and lease liabilities	21,975	117,498

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$7,364	$461,260
Cash paid for interest	24,760	69,932

The accompanying notes are an integral part of these consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 1: Organization and Business Background

Beta Beteiligungs und GmBH (the “Company”) was incorporated in the Austria on November 26, 2013.

Beta Wellness HandelsgmbH (“Beta”) is the principal operating subsidiary of the Company. It is principally engaged in the trading of hot tubs and swim spas in Austria and in European countries.

The Company’s principal subsidiaries at December 31, 2025 and 2024 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			2025	2024

Beta Wellness HandelsgmbH	Austria	Trading of hot tubs and swim spas	100%	100%

Bw HandelsgesmbH	Austria	Trading of hot tubs and swim spas	100%	100%

SR Eurotech GmbH	Austria	Trading of hot tubs and swim spas	100%	100%

The Company and its subsidiaries are hereinafter referred to as (the “Group”).

Note 2: Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Bank overdrafts and cash generated from operations have been utilized to finance the working capital requirements of the Group.

As of December 31, 2025, the Group reported a working capital deficit of $600,892. However, the Group maintained active bank accounts and obtained banking facilities to ensure it had sufficient funds to finance its working capital requirements. The Group continued to meet its payment obligations through these accounts. In addition, during the year ended December 31, 2025, the Group generated positive net cash flows from investing and financing activities of $88,057 and $5,228,858, supported by its ongoing business activities and operating performance.

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these consolidated financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these consolidated financial statements are issued, the Group may consider supplementing its available sources of funds through the following sources:

●	additional equity financing from shareholders and third-party investors.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date these consolidated financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions, and competitive environment of the capital market industry in Hong Kong and changes in regulatory requirements, etc.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 3: Summary of Significant Accounting Policies

●	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries in Note 1. Significant intercompany transactions and balances have been eliminated. Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

●	Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Group require a higher degree of judgment than others in their application. These include the recognition of revenue, the valuation of investment properties and intangible assets, Contract liabilities. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

●	Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

For years ended December 31, 2025 and 2024, the Company operates and manages its business as one single business segment, in accordance with ASC 280. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from customers in Austria. Accordingly, no geographical segments are presented. Substantially, all of the Company’s long-lived assets are located in Austria.

●	Revenue recognition

The Group recognizes revenues pursuant to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1. Identification of the contract, or contracts, with the customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group generates revenues by sales of swim spas.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

In accordance with ASC 606, the Group recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group’s customer contracts have only one single performance obligation as to transfer the specific goods to customers, and there are no separately identifiable other promises in the contracts. The Group’s products are sold with no right of return, except for defective products. Transaction price is fixed and stated in the contracts. The Group’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of goods sales.

The Group’s revenue is recognized at a point in time when the customer accepts the goods, which generally occurs when the products are delivered to the customer’s designated location in Europe region sales and upon custom clearance for overseas sales. The Group evaluated the contract terms under the agreement and was recognized at the point of time when the control was transferred to the customer.

Based on historical information, management does not believe a sales return allowance is necessary and no allowance for either has been recorded on December 31, 2025. For the year ended December 31, 2025, the Group did not record any sales return from customer in Austria related to a product quality claim. This return was considered an isolated incident, as the Group had not engaged in product sales with this customer ever since. Except for the returns with this customer, historical returns were immaterial.

The Group acts as a principle in the sales of goods, as it is responsible for the quality of the goods and has control of the goods before transferring the goods to the customers, and has the power of establishing the transaction price. Revenues are recognized on a gross basis.

The following table presents the revenue disaggregation of geographical locations for the years ended December 31, 2024 and 2025, respectively:

	2025	2024
	US$	US$

Europe	21,435,602	24,904,088
Others	442,187	410,193
	21,887,779	25,314,281

●	Income taxes

The Group follows the liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Group also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2025 and 2024 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Austria. The tax returns for 2025, and 2024 are subject to examination by Austrian tax authorities, commencing with the first year filed.

●	Investment in pension insurance policies

The Group invests in corporate-owned pension insurance policies in order to provide retirement benefits for its respective key personnel, such as the company's director. The Group is the beneficiary of these pension insurance policies. The Group accounts for these pension insurance policies in accordance with ASC 715, Compensation – Retirement Benefits, as they represent a form of employee benefit.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Investments in pension insurance policies are reported as assets and are subsequently measured based on the surrender value. The change in the value of these policies during the period, including any actuarial gains or losses, is recognized in the consolidated statements of income and comprehensive income, consistent with the accounting for postretirement benefit plans.

●	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal.

●	Trade receivable, net

The Group does not charge interest to its customers and carries its customer receivables at their face amounts, less an expected credit loss. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

The Group grants trade credit, on a non-collateralized basis, to its customers and is subject to potential credit risk related to changes in business and overall economic activity. The Group analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible, the account balance is written-off against the allowance for doubtful accounts.

●	Inventories

Inventories are measured using the weighted average method and are stated at the lower of cost or net realizable value. Cost of goods sold comprises the purchase price of inventories, together with directly attributable costs such as returns. Allowance is made for obsolete, slow moving or defective items, where appropriate.

●	Property, plant and equipment

Property, plant and equipment is carried at cost. Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized in consolidated income from operations. The cost of maintenance and repairs is charged to expense as incurred. Property, plant and equipment is reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of property, plant and equipment exceeds its fair value, an impairment charge would be recorded in the consolidated statement of operations.

Depreciation of property, plant and equipment are computed using the straight-line method over the assets’ estimated useful lives as follows:

Expected useful life
Furniture and fixture	2-10 years
Leasehold improvement	4-10 years
Office equipment	3-5 years
Motor vehicles	2-8 years

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

●	Impairment of long lived assets

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2025 and 2024, respectively.

●	Intangible assets

Intangible assets are initially recognized and measured at cost upon the acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives.

Amortization of intangible assets are computed using the straight-line method over the assets’ estimated useful lives as follows:

Expected useful life
Patent rights and licenses	2 – 10 years
Data processing programme	4 years
Homepages	4 – 5 years

●	Investment properties

Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, includes direct development costs, realty taxes.

Depreciation of investment property is computed using the straight-line method over the expected useful life, which the depreciation rate of the investment property is 1.5% annually if the useful life of the property does not excess 67 years.

●	Leases arrangements

In the ordinary course of business, the Group enters into a variety of operating lease and finance lease arrangements.

Operating and finance right-of-use leases are included in operating and finance lease right-of-use assets, current portion of long-term operating and finance lease obligations and long-term operating and finance lease obligations, net of current maturities on the Group’s consolidated balance sheets, as appropriate. Operating lease right-of-use assets, finance lease right-of-use assets, operating lease liabilities and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate to calculate present value, the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments. The operating lease right-of-use asset and finance lease right-of-use asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

For the short term lease, the lease which have less than 12 months lease term or unlimited lease term which can be terminated immediately are exempted from the recognizing the right-of-use assets and lease liabilities.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

●	Contract liabilities

A contract liability is recognized when the Group receives consideration or has an unconditional right to consideration before transferring goods to a customer. Contract liabilities are recognized as revenue when the Group satisfies its performance obligations by transferring control of goods to customers.

	2025	2024
	US$	US$

Balance at beginning of the year	1,570,755	2,457,422
Additions	3,247,941	1,570,755
Recognized to revenue during the year	(1,570,755)	(2,457,422)
Ending balance	3,247,941	1,570,755

●	Foreign currency translation

The Group ‘s principal place of operation is Austria. The financial position and results of its operations are predominately determined using EUR, the local currency of the Group, as the functional currency. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidation statement of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rate from period to period are included as a separate component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

The following table outlines the exchange rates that are used in preparing these consolidated financial statements.

	As of December 31
	2025	2024
Year end spot rates
EUR	US$1 = EUR0.85	US$1 = EUR0.96

	As of December 31
	2025	2024
Average rates
EUR	US$1 = EUR0.84	US$1 = EUR0.84

●	Comprehensive income

We account for comprehensive income in accordance with ASC 220, “Comprehensive Income”, which specifies the computation, presentation and disclosure requirements for comprehensive income. Comprehensive income consists of net income and foreign currency translation adjustments, primarily from fluctuations in foreign currency exchange rates of our foreign subsidiaries with a functional currency other than the U.S. dollar.

●	Ordinary share

On November 26, 2013, the Company incorporated with the total amount of share of EUR10,000 and fully owned by the directors. Under the Company Law of Austrian, the limited liability company does not have the number of share which the shareholder holds one capital contribution. The ownership is documented in the Commercial Register.

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

●	Related parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

●	Finance costs

Interest relating to leases and loans repaid are expensed in the period the repayment occurs.

●	Fair value measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements.

The Group uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2025 and 2024, the Group determined that the carrying values of cash and cash equivalents, accounts receivable, net, prepayments and other current assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments.

●	Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The new guidance requires, on an annual basis, disclosure of specific categories in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 for public business entities and December 15, 2025 for entities other than public business entities. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326) (“ASU 2025-05”). The new guidance provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1. Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

2. Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not anticipate the adoption of the practical expedient to have a material impact on the Company’s condensed consolidated financial statements. The Company does not intend to make the accounting policy election.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2026-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805)". ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2024. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2024, the FASB issued ASU 2024-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848". This ASU defers the sunset date of Topic 848, which provides relief to entities affected by reference rate reform. The ASU defers the sunset date of Topic 848 from December 31, 2024, to December 31, 2025. The standard is effective immediately and the Group adopted the standard in December 2024 with no financial impact. The Group is currently assessing the impact ASU 2020-04, for which this ASU 2024-06 relates, will have on its consolidated financial statements.

The Group has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Note 4: Investment in pension insurance policies

As of December 31, 2025 and 2024, the investments in pension insurance policies of the following:

	2025	2024
	US$	US$

Pension insurance policies	165,063	136,456
	165,063	136,456

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

During 2020 and 2014, the Group entered into the pension insurance policy with Wiener Stadtische Versicherung AG (“Wiener”) to insure the pension of Mr. Matthias Stadlober and Mr. Konrad Schweigler who are the directors of the Group. The Group can surrender the pension insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination.

As of December 31, 2025 and 2024, the investments in the pension insurance policy were recognized at their cash surrender value of $165,063 and $136,456, respectively, as defined under the policy.

Note 5: Held for sale assets

During the year ended December 31, 2024, management committed to a plan to sell certain investment properties and land. As the criteria in ASC 360-10-45 were met, the related assets were classified as held for sale as of April 11, 2024.

Upon classification, the assets were measured at the lower of their carrying amount and fair value less costs to sell. Depreciation of the related assets ceased upon classification. No material impairment loss was recognized upon initial classification.

As of December 31, 2024, the assets held for sale were presented separately on the consolidated balance sheet.

During the year ended December 31, 2025, the Group completed the sale of the investment properties and land to an unaffiliated third party for net proceeds of $158,711, resulting in a gain on disposal of $17,574, which is included in other income in the consolidated statement of profit or loss.

Note 6: Trade receivable, net

Trade receivable, net consisted of the following at December 31:

	2025	2024
	US$	US$

Trade receivables	1,799,810	1,556,237
Less: allowance for doubtful accounts	-	(25,263)
	1,799,810	1,530,974

The movement of allowance for credit losses are as follows:

	2025	2024
	US$	US$

Balance at beginning of period	25,263	22,732
Add: Allowance for credit loss	-	25,263
Less: allowance for doubtful accounts	(25,263)	(22,732)
Balance at end of period	-	25,263

Note 7: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	2025	2024
	US$	US$

Advance to supplier	793,967	22,004
Prepayment	65,063	586,964
Other receivables	127,383	100,154
	986,413	709,122

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 8: Inventories

	2025	2024
	US$	US$

Finished goods	7,534,712	5,384,822
	7,534,712	5,384,822

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2025, and 2024, no impairment loss of inventory.

Note 9: Property, plant and equipment, net

	2025	2024
	US$	US$

Furniture and fixture	253,311	223,864
Leasehold improvement	548,635	487,698
Office equipment	317,180	250,047
Motor vehicles	329,816	257,289
	1,448,942	1,218,898
Less: accumulated depreciation	(1,131,919)	(912,395)
Property, plant and equipment, net	317,023	306,503

Depreciation expense was $108,392 and $138,120 for the years ended December 31, 2025 and 2024, respectively.

Note 10: Intangible assets, net

Intangible assets, net consisted of the following:

	2025	2024
	US$	US$

At cost:
Patent rights and licenses	10,727	9,535
Data processing programme	33,235	29,544
Homepage	112,037	99,593
	155,999	138,672
Less: accumulated amortization	(129,785)	(115,370)
Intangible assets, net	26,214	23,302

Amortization expense was Nil and $16,984 for the years ended December 31, 2025 and 2024, respectively. Internally generated intangible assets do not satisfy the recognition and measurement criteria prescribed under ASC350 and is not eligible for capitalized as of December 31, 2025 and 2024.

The future amortization for the intangible assets are expected to be as follows:

US$

For the year ending December 31,
2026	16,984
Thereafter	9,230
26,214

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 11: Other payables and accrued expenses

Other payables and accrued expenses mainly represent accruals for operating expenses.

	2025	2024
	US$	US$

Other payables	455,216	1,119,206
Accruals	135,692	65,130
	590,908	1,184,336

Note 12: Operating Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to five years.

	2025	2024
	US$	US$

Operating lease expense	385,247	371,577
Short term lease expense	361,027	239,308
Total operating lease expenses	746,274	610,885

The components of lease expense are as follows:

	2025	2024
	US$	US$

Right-of-use assets	620,306	531,975

Lease liabilities
Current lease liabilities	262,885	182,211
Non-current liabilities	357,420	349,764
Total lease liabilities	620,305	531,975

Weighted average discount rate	2.15%	1.97%
Weighted average remaining lease term (years)	1.20	1.80

Amortization expense was $294,054 and $303,348 for the years ended December 31, 2025 and 2024, respectively.

Maturities of lease liabilities are as follows:

US$

Year ending December 31,
2026	273,666
2027	235,928
2028	92,407
2029	30,991
2030	4,233
Total lease payments	637,225
Less: imputed interest	(16,920)
Total lease liabilities	620,305

BETA BETEILIGUNGS UND GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 13: Finance Lease obligations

The Group has finance leases primarily for motor vehicles. The Group’s leases have remaining lease terms of several months to five years.

The components of lease expense are as follows:

	2025	2024
	US$	US$

Right-of-use assets	118,714	140,720

Lease liabilities
Current lease liabilities	55,591	55,492
Non-current liabilities	70,052	107,955
Total lease liabilities	125,643	163,447

Weighted average discount rate	2.15%	1.97%
Weighted average remaining lease term (years)	1.2	1.8

Amortization expense was $58,803 and $33,308 for the years ended December 31, 2025 and 2024, respectively.

Maturities of lease liabilities are as follows:

US$

Year ending December 31,
026	60,486
2027	44,999
2028	26,194
2029	2,398
Total lease payments	134,077
Less: imputed interest	(8,434)
Total	125,643

Note 14: Bank overdraft

	2025	2024
	US$	US$

Working capital loan	2,011,336	2,402,951
	2,011,336	2,402,951

In April 2020, the Group entered into the credit loan agreement with limit of EUR1,600,000 and EUR800,000 (variable interest of 4.4% and 5.7% per annum, respectively) with no valid date and no financial guarantee.

Note 15: Contract liabilities

Contract liabilities represent customer deposits received for goods not yet delivered to customers as at the reporting date. Such balances are recognised as deposits until the related goods are delivered.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 16: Ordinary share

During the year ended December 31, 2025, there was no movement with the Company’s issued ordinary share.

Amount paid for shares at years end of:

	2025	2024
	US$	US$

Amount paid	10,585	10,585

Note 17: Other income, net

	2025	2024
	US$	US$

Rental income	4,766	9,919
Gain on disposal of property, plant and equipment	9,303	-
Gain on disposal of held for sale assets	17,574	-
Foreign exchange	101,733	30,444
Sundry income	196,971	3,514,833
	330,347	3,555,196

The sundry income mainly represents the services charged to the ultimate holding company - Guangdong Crystal Island Healthwise Co., Ltd.

Note 18: General and administrative expenses

	2025	2024
	US$	US$

Advertisement expenses (note a)	1,666,322	2,323,002
Staff salary and benefit	4,596,995	5,585,360
Lease expenses	1,059,176	1,337,887
Others (note b)	3,454,534	3,902,599
	10,777,027	13,148,848

(a)	Advertising costs, which consist primarily of fees of displaying advertisements on social media, are expensed as incurred.

(b)	Other operating expenses mainly comprise staff transportation expenses, insurance expenses, and other general administrative expenses incurred in the ordinary course of the Group’s business.

Note 19: Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2025 and 2024.

All the subsidiaries of the Group are subjected to a corporate income tax rate of 23% in year 2025 (2024: 23%). Austria allows for tax groups, consolidating domestic members' taxable results at the parent level. Foreign tax losses are attributed proportionally, capped at the amount incurred under foreign law, and their recognition is limited to 75% of domestic group profits. Utilized foreign tax losses are subject to recapture taxation under specific conditions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The Company and its subsidiaries are based in Austria and file Austrian profits tax return. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	2025	2024
	US$	US$

Current tax expenses
Austria profit tax	(41,578)	(3,356)
Income tax expenses	(41,578)	(3,356)

Deferred tax (expenses) / credit
Austria	-	-
Total deferred tax (expenses) / credit	-	-

Total expense	(41,578)	(3,356)

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	US$	US$

Profit/(Loss) before income tax	(335,502)	(103,395)
Statutory income tax rate	23%	23%
Income tax expense at statutory rate	(77,165)	(23,780)
Effect of non-deductible expense	118,743	27,136
Income tax expense	41,578	3,356

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

Note 20: Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)	Concentration and credit risk

The Group has no significant concentration of credit risk, cash in banks in Austria is insured with limit of approximately US$104,000 per depositor per bank. Cash transactions are limited to high credit quality banks.

Assets that potentially subject the Company to significant credit risks primarily consist of trade receivables and other assets. The Group performs regular and ongoing credit assessments of the counterparties’ financial conditions and credit history. The Group also assess historical collection trends and aging of receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2025 and 2024, the balance of allowance of expected credit losses were nil and US$25,263, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For the year ended December 31, 2025 and 2024, most of the Group’s assets were located in Austria. At the same time, the Group considers that it is exposed to the following concentration of risk:

a)	Major customers

For the year ended December 31, 2025 and 2024, no customer accounted for 10% or more of the Groups’ revenues.

b)	Major vendors

For the year ended December 31, 2025, three vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2025 represented 42%, 31% and 13% of the Group’s cost of revenues for that year.

For the year ended December 31, 2024, three vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 34%, 24% and 15% of the Group’s cost of revenues for that year.

(ii)	Foreign exchange rate risk

The Group operates in Austria and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange rate risk arising from various currency exposures, primarily with respect to purchases in Euros. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities.

Note 21: Related party transactions and balances

Nature of relationship with related party

Name of related party	Relationship with the Company
Guangdong Crystal Island Healthwise Co., Ltd	Ultimate holding company

Related party balance consisted of following:

	2025	2024
	US$	US$

Amount due (to) / from Guangdong Crystal Island Healthwise Co., Ltd	(2,619,250)	3,152,226

Related party transactions consisted of following:

	2025	2024
	US$	US$
Purchase from related party
Guangdong Crystal Island Healthwise Co., Ltd	4,871,712	3,806,843

Services charge to related party
Guangdong Crystal Island Healthwise Co., Ltd	-	3,167,632

The amount is unsecured, interest-free and due on demand.

Note 22: Commitments and contingencies

(i)	Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2025 and 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(ii)	Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2025 and 2024, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 23: Segment information

The Group uses the management approach to determine reportable operating segments. The management approach consider the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers the Group carries out all its business activities and operations in Austria. All transactions are concluded and completed in Austria with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenues and derived in Austria with all operations being carried out in Austria, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilize the net income to monitor budget to actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment.

	2025	2024
	US$	US$

Revenues	21,877,789	25,314,281
Cost of revenue	(11,511,566)	(15,669,831)
General and administrative expenses	(10,777,027)	(13,148,848)
Finance costs	(213,467)	(411,735)
Other income	330,347	3,555,196
	(293,924)	(360,937)

Note 24: Subsequent event

On August 12, 2026, Masonglory Limited (the “Company”) entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (the “Target”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in the Target to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in the Target of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026. The Target is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe, which is complementary to the Company’s existing wet trades and construction materials services business, and the transaction represents a horizontal, synergistic expansion of the Company’s geographic footprint and construction materials product portfolio into Continental Europe.

The Group evaluates all events and transactions that occur after December 31, 2025 up through the date the Group issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.